UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMER
8-

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**
                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **J.A.K.Securities Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
20 Windward Ct.

(No. and Street)

Collegeville	**PA**	**19426**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James A.Kelly	**(267) 252-3490**	**jim@jaksecurities.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
WWC, P.C.

(Name – if individual, state last, first, and middle name)

2010 Pioneer Court	**San Mateo**	**CA**	**94403**
(Address)	(City)	(State)	(Zip Code)

01/06/2010	**3686**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, ifapplicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.







AFFIRMATION

I, James A. Kelly, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to J.A.K. Securities Inc. as of December 31st, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

James A. Kelly
President

12/20/2023
Notary Public

Commonwealth of Pennsylvania - Notary Seal
MUKESH S MEHTA - Notary Public
Montgomery County
My Commission Expires October 5, 2025
Commission Number 1320480



WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
J.A.K. Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J.A.K. Securities Inc. (the "Company") as of December 31, 2022, the related statement of operations, cash flows, and changes in stockholder's equity for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-I has been subjected to audit procedures performed in conjunction with the audit of J.A.K. Securities Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-I is fairly stated, in all material respects, in relation to the financial statements as a whole.

WWC, P.C.

WWC, P.C.
Certified Public Accountants
PCAOB ID: 1171

We have served as J.A.K. Securities Inc.'s auditor since 2022.

San Mateo, CA

December 14, 2023

J.A.K. Securities Inc. Incorporated

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

J.A.K. Securities Inc.
Statement of Financial Condition
As of December 31, 2022

Assets:

Cash	$	175,903
Due from clearing firm (including restricted cash of $200,000)		223,376
Accounts receivable, net		83,095
Prepaid expenses		2,062
Total Assets	$	**484,436**

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued expenses	$	47,571

Stockholder's Equity:

Common stock, $ 1 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional paid in capital		256,500
Retained earnings		179,365
Total Stockholder's Equity		436,865
Total Liabilities and Stockholder's Equity	$	484,436

The accompanying notes are an integral part of these financial statements.

3

J.A.K. Securities Inc.
Notes to Financial Statements
For the Year Ended December 31, 2022

.

Note 1   **Nature of Business**

J.A.K. Securities Inc. (The 'Company") is a PA Corporation, incorporated in May of 1999. The Company is a registered broker dealer with the Securities Exchange Commission (SEC) and is a member of NASDAQ OMX PHLX (PHLX). The Company has been an SEC and PHLX member since August 1999. The Company engages in floor activity, solely to execute orders on behalf of its clients. The Company does not clear securities transactions or take possession or control of securities.

Note 2 -   **Summary of Significant Accounting Policies**

a)   **Revenue Recognition**
The Company principally earns commission by buying and selling securities for a diverse group of institutional investors. Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. The commissions are invoiced to the clients at the end of a month and revenue is recorded.

b) **Disaggregation of Revenue**

The Company tracks its Customer by their annual commissions paid.

Annual Commission	Year Ended December 31, 2022
$ 1 - $25,000	$81,029
$25,000 - $ 50,000	$117,707
$50,000 - $ 75,000	$116,126
$75,000 - $100,000	$0
Greater than $100,000	$606,263

c) **Income Taxes**

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and the Pennsylvania State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. The shareholder reports the Company's income on his personal income tax return.

d) **Cash**

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

e)   Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions effect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from these estimates.

f)   Subsequent Event

The Company has evaluated subsequent events through evaluation March 30, 2023 the date of the financial statements were issued.

Note 3 -   Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

Note 3 -   **Financial Instruments with Off-Balance Sheet Credit Risk (cont'd)**

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

Note 4 -   **Net Capital Requirements:**

The Company is subject to and complies with the requirements for broker dealers under SEA rule 15c3-1 requiring the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2022, the Company had a net capital of $426,613 which was $326,813 in excess of its required net capital of $100,000. At December 31, 2022, the Company's ratio of aggregate indebtedness to net capital was 89%.

J.A.K. Securities Inc.
Notes to Financial Statements
For the Year Ended December 31, 2022

Note 6 - Employee Retention Credit

J.A.K. Securities met the criteria to qualify for the Employee Retention Credit (ERC) in Q4 2020 and Q1, Q2 and Q3 2021. J.A.K. filed their payroll tax filings normally without factoring in the credit for Q4 2020 and Q1 and Q2 2021 as they were not initially aware of the credit. For Q3 2021 they included the credit on the 941 filed for the quarter and pursued credit relating to Q4 2020 and Q and Q2 to 2021 in 2022 by filing amended payroll tax filings. The total credit collectively was $103,048. Amounts received in 2022 and were applied the company's payroll tax expense when the funds were received.

Note 7 -   **Subsequent Events**

A coronavirus (COVID-19) was first reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated. The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act included temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.

Note 8 -   The Allowance for Credit Losses

Effective January 1, 2021, The Company adopted ASC Topic 326, financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client). The Company identified fees and other receivables (including, but not limited to, receivables related to securities transactions, and advisory fees) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of the December 31, 2021. Accordingly, the Company recognized no adjustment upon adoption. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework.

8

Note 8 -   The Allowance for Credit Losses (cont'd)

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with the fees and other receivables is not significant accordingly, the Company has not provided an allowance for credit losses at December 31, 2022.